Mail Stop 3561

November 29, 2006

Lance Jon Kimmel, Esq.
SEC Law Firm
11693 San Vicente Boulevard, Suite 357
Los Angeles, CA 90049

>   **Re: NuWay Medical, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed November 3, 2006**
>   **File No. 0-19709**

Dear Mr. Kimmel:

        We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please comply with any outstanding comments that were issued as part of our
    review of your Form 10-KSB for fiscal year ended December 31, 2005 and Forms
    10-QSB for fiscal quarters ended March 31, 2006 and June 30, 2006.

Proposal 2, page 14

2. We note that you are seeking the approval for the acquisition of substantially all
    of the assets of IOWC Technologies, Inc. and the issuance of 553,475,300 shares
    of your common stock to consummate the acquisition. Further, it appears that
    you are also seeking approval to increase the number of authorized common stock
    from 100,000,000 shares to 200,000,000 shares and to effect a reverse stock split

to facilitate the acquisition. Accordingly, it would appear that Items 11, 13 and 14 of Schedule 14A are applicable. In this regard, we note that although you state your intention to mail your annual and quarterly reports with the proxy statement, your financial statements have not been included in or incorporated by reference into the proxy statement. Further, it also appears that you have not included pro forma financial information. Please revise to ensure that you have fully addressed the disclosure requirements of Items 11, 13 and 14 of Schedule 14A or advise. We may have further comment upon review of your response.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Fax: (310) 388-1320